

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

January 12, 2011

Via Facsimile and U.S. Mail

Daniel Sternberg, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

Re: J.Crew Group, Inc.
Amendment No. 1 to Schedule 13E-3 filed December 29, 2010
File No. 5-81886
Amendment No. 1 to Schedule 14A filed December 29, 2010
File No. 1-32927

Dear Mr. Sternberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Background of the Merger, page 16

1. Please revise to update the background section to describe any negotiations or contacts since November 23, 2010, the date the merger agreement was executed. For example, we note an Associated Press article entitled, "J. Crew shares rise on report of possible bids," dated January 5, 2011, which mentions that the issuer may have been approached by other bidders during the go-shop period.

Opinion of Perella Weinberg…, page 32
Miscellaneous, page 38

2. We note your response to comment 13 in our letter dated December 17, 2010. Please revise to disclose the fees to be paid upon termination.

Analysis of Goldman Sachs, Financial Advisor to Parent, page 48

3. We note your response to comment seven in our letter dated December 17, 2010; however, we reissue our comment. Please file and summarize the Goldman Sachs financial analyses dated October 4, 2010, September 23, 2010, September 13, 2010, August 31, 2010, July 19, 2010, June 3, 2010, May 20, 2010, and November 20, 2009.

4. Please revise to briefly describe the financial advisor's qualifications, the method of selection and any material relationships during the past two years with either TPG, the Leonard Green entities, or the issuer, including any compensation received. Refer to Item 1015(b)(2) through (4) of Regulation M-A. We note that on page 18 you state that Goldman Sachs was not compensated by the Company for its financial analysis during the past several years; please revise to identify who paid for the various financial analyses.

Prospective Financial Information, page 49

5. Please revise to disclose the other projections: the September target model, the October five year projections, and the TPG preliminary forecasts. We note that you have only disclosed the November five year projections, which are materially different from the other projections.

Rollover Financing, page 52

6. Please revise to quantify the equity interest in Parent that of each of Mr. Drexler, TPG, the Leonard Green entities and any other member of management will receive. In addition, we note that shares of Class L common stock of Parent will have a preference that will initially be equal to the greater of $415 million and one-third of the total equity capitalization of Parent. Please revise to further describe and quantify each affiliate's return in dollar value or equity interest.

Common Stock Ownership…, page 90

7. We note your response to comment 18 in our letter dated December 17, 2010; however, we reissue that part of our comment asking you to disclose the ownership information after the merger.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions